August 5, 2008

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, LP (the “Company”)
Post Effective Amendment No. 1 to Registration Statement on Form S-3 to Form S-1
Filed July 24, 2008
File No. 333-144938

Dear Ms. Parker:

Thank you for the comment included in your letter dated July 15, 2008. I am providing the enclosed response on behalf of the Company. Your comment is reproduced below, with the response following the comment.

General

1.	In your Form 10-K for the fiscal year ended December 31, 2007, you disclose that your officers concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective due to the existence of several material weaknesses. We also note that in your Form 10-Q for the quarter ended March 31, 2008 material weaknesses remained in your disclosure controls and procedures. In the forepart of the prospectus, under an appropriate heading, discuss your officers’ determinations. For each weakness, disclose when it was identified, who identified it, the causes for the deficiency, the steps you have taken to rectify the situation, and where applicable, why the weakness persists.

Response:

We note your comment and have considered several alternatives to provide the most meaningful disclosure to investors. In going through the analysis, we believe that the appropriate disclosure would be to include a more general statement of the existence of the material weaknesses in the forepart of the prospectus and refer investors to our reports

Anne Nguyen Parker

United States Securities and Exchange Commission

August 5, 2008

under the Securities Exchange Act of 1934, as amended, for a detailed description of the status of our remediation efforts. In that way, we can update our disclosure with periodic or current reports.

Therefore, we propose to include the following language on Page 9 before “Principal Executive Offices and Internet Address”:

“Material Weaknesses in Internal Control over Financial Reporting”

“During the evaluation of disclosure controls and procedures and our internal control over financial reporting as of December 31, 2007, conducted during the preparation of our financial statements, which were included in our Annual Report on Form 10-K for the year ended December 31, 2007, our management identified material weaknesses in internal control over financial reporting relating to our (a) Internal Control Environment, (b) Period End Financial Reporting, and (c) Midstream Cost of Natural Gas and Natural Gas Liquids. Upon identification of the material weaknesses and under the direction of our principal executive officer and principal financial officer, we developed a comprehensive plan to remediate the material weaknesses. During 2008, we have taken steps to remediate these identified material weakness and continue to evaluate our internal control over financial reporting.

“For a detailed description of our remediation efforts and the status of our identified material weaknesses, see our reports filed under the Securities Exchange Act of 1934, as amended, under Commission File Number 001-33016, specifically our quarterly reports on Form 10-Q, each of which includes a specific update under Part I, Item 4 “Controls and Procedures”.”

In connection with the disclosure above, we propose to include the language attached as Appendix 1 to this letter as Item 4 of our quarterly report on Form 10-Q for the quarter ended June 30, 2008.

*********

Anne Nguyen Parker

United States Securities and Exchange Commission

August 5, 2008

Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the post effective amendment on Form S-3 to Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.

Very truly yours,

/s/ Thomas R. Lamme
Thomas R. Lamme

Appendix 1

Item 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Management has conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, to ensure timely decisions regarding required disclosures. During the evaluation of disclosure controls and procedures and our internal control over financial reporting as of December 31, 2007 conducted during the preparation of our financial statements, which were included in our Annual Report on Form 10-K for the year ended December 31, 2007, our management identified material weaknesses in internal control over financial reporting relating to our (a) Internal Control Environment, (b) Period End Financial Reporting, and (c) Midstream Cost of Natural Gas and Natural Gas Liquids. As a result, our principal executive officer and principal financial officer concluded that, as of December 31, 2007, our disclosure controls and procedures were ineffective. Upon identification of the material weaknesses and under the direction of our principal executive officer and principal financial officer, we developed a comprehensive plan to remediate the material weaknesses.

As of June 30, 2008, and as described under Status of Remediation of Material Weakness in Internal Control Over Financial Reporting below, all of the material weaknesses were not fully remediated. As a result, our principal executive officer and principal financial officer concluded that, as of June 30, 2008, our disclosure controls and procedures were not effective. Notwithstanding the aforementioned material weaknesses and failure of disclosure controls, our management has taken additional steps to assure there is appropriate disclosure in this report and has concluded that the financial statements included in this report fairly present, in all material respects, our financial condition for the periods presented in conformity with generally accepted accounting principles.

Status of Remediation of Material Weakness in Internal Control Over Financial Reporting

We have been and are actively engaged in the implementation of remediation efforts to address the material weaknesses in our internal control over financial reporting as of December 31, 2007 and any other subsequently identified significant deficiencies or material weaknesses. These remediation efforts outlined below are specifically designed to address the material weaknesses identified by our management relating to our Internal Control Environment, Period End Financial Reporting Process and Midstream Cost of Natural Gas and Natural Gas Liquids.

In our management’s analysis, we determined that the material weaknesses were caused as follows:

Internal Control Environment

•

We lacked training programs and job descriptions to communicate clearly management’s and employees’ roles and responsibilities in internal control over financial reporting and a sufficient number of accounting and finance professionals to perform supervisory reviews and monitoring activities over financial reporting matters and controls.

Period End Financial Reporting Process

•

We did not have adequate internal controls relating to non-routine transactions and unusual journal entries, closing of accounting periods, account reconciliations and variance analyses, and recording hedging transactions including validation of monthly settlements and recording of unrealized and realized gains/losses.

Midstream Cost of Natural Gas and Natural Gas Liquids

•	We did not have adequate internal controls relating to pricing, including controls over loading and maintenance of monthly index pricing in the revenue system associated with our Midstream Segment.

Remediated Material Weaknesses

As of the filing of this Quarterly Report on Form 10-Q, our management has completed the implementation of our remediation efforts related to the material weaknesses over the Internal Control Environment and Midstream Cost of Natural Gas and Natural Gas Liquids which included the following:

Internal Control Environment

•

Developed and delivered Internal Controls (“COSO”) training to Executives, other management and finance/accounting resources. The training included a review of management’s and individual roles and responsibilities related to internal controls;

•

Hired additional finance and accounting resources who possess public company accounting and reporting technical expertise. This includes five Certified Public Accounting resources. A portion of their job responsibilities is to perform reviews, reconciliations and other financial reporting monitoring controls;

•

Created a Compliance Office within the Risk and Compliance Department. The Compliance Office is focused on working with management to educate and inform staff on their internal control responsibilities, evaluate and assess the adequacy and operating effectiveness of internal controls and to assist management with identifying and remediating control deficiencies; and

•

Completed an Enterprise Risk Assessment covering all of the partnership’s segments. The results and our management’s action plans were reported to and discussed with the Audit Committee during the review of the June 30, 2008 Quarterly Report on Form 10-Q.

Midstream Cost of Natural Gas and Natural Gas Liquids

•

Management implemented new monitoring controls related to reviewing the accuracy of prices which are uploaded into the midstream revenue systems. These controls were independently tested by management and were determined to be operating effectively.

Management has completed its remediation efforts as of the date of this filing for these material weaknesses. Accordingly, management deems these material weaknesses remediated as of the date of the filing of this Quarterly Report on Form 10-Q.

Un-remediated Material Weakness

Management continues to devote significant planning and execution efforts toward remediation of the remaining material weakness related to period end financial reporting which is specific to controls related to the close process, including controls over:

•	Non-routine transactions and unusual journal entries;

•	Closing of accounting periods;

•	Account reconciliations and variance analyses; and

•	Recording hedging transactions including validation of monthly settlements and recording of unrealized and realized gains/losses

As of the filing of this Quarterly Report on Form 10-Q, our management has completed the following toward remediation of this material weakness:

•

Implemented a monthly balance sheet account reconciliation process and controls across all segments and is in the process of testing the operating effectiveness of the controls within the midstream and corporate segments. The controls within the Minerals segment have been tested and deemed to be operating effectively. Testing of the upstream segment controls are scheduled to begin in the third quarter of 2008;

•

Implemented a monthly variance fluctuation analysis across all segments. This control is also used to validate material, non-routine and unusual journal entries. Testing of this control is in progress; and

•

Implemented financial hedging procedures and controls to ensure the completeness and accuracy of recorded mark-to-market realized and unrealized gains and losses and also new monitoring controls to ensure that new transactions and changes to existing transactions are authorized and valid. Controls related to the completeness and accuracy of recording realized and unrealized gains and losses have been tested and the conclusion is that the controls were operating effectively.

Management is also in the process of implementing the following:

•	Controls to detect un-posted journal entries;

•	Procedures to ensure that accounting periods are closed for all segments in a timely manner and access to open and close; accounting periods is adequately restricted;

•	Controls to support the accuracy of material accruals including those accruals that are highly judgmental in nature; and

•	Continued hiring of well qualified personnel to insure that the proper accounting staff is in place to perform the necessary period end controls.

Management believes that the new procedures and controls discussed above will provide an appropriate remediation of the material weakness; however, the effectiveness of the controls have not been fully tested by management. Due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of achievement of remediation. The material weaknesses will be fully remediated when, in the opinion of our management, the revised control processes have been operating for a sufficient period of time and independently validated by management.

The remediation and ultimate resolution of each of the Partnership’s material weaknesses will be reviewed with the Audit Committee of the Partnership’s Board of Directors.

Changes in Internal Control Over Financial Reporting

During the second quarter of 2008, we completed an acquisition of Stanolind Oil and Gas Corp. Because of the timing of the acquisition, management anticipates that it will not include the internal control processes for this entity in its 2008 internal controls assessment to be included in our Annual Report for the year ending December 31, 2008. The acquisition is excluded from the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. We will include all aspects of internal controls over financial reporting for this acquisition, including changes to our internal controls over financial reporting based on this acquisition, in our 2009 assessment.

All other changes in our internal controls over financial reporting during the quarter ended June 30, 2008 that have been materially affected, or are reasonably likely to materially affect, our internal control over financial reporting have been described above.

A-4